EXHIBIT 99.1

 Immediate Release: NR 11-7

HIGH GOLD-SILVER GRADES CONTINUE FOR ZOE DISCOVERY AT CERRO MORO

Vancouver, B.C., May 04, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce additional high grade to bonanza grade gold-silver results from the next 10 of 27 diamond drill holes completed to date on the new Zoe discovery at Cerro Moro, Santa Cruz Province, Argentina.

Assay highlights include:

MD1213 intersected 8.60 metres (“m”) (28.2 feet (“ft”)) at 39.9 grams per tonne (“g/t”) gold + 4,056 g/t silver (107.5 g/t gold equivalent*), including 1.30 m (4.3 ft) at 171.7 g/t gold + 14,321 g/t silver (410.4 g/t gold equivalent*).

MD1224 intersected 3.48 m (11.4 ft) at 60.7 g/t gold + 1,875 g/t silver (91.9 g/t gold equivalent*), including 0.60 m (2 ft) at 254.2 g/t gold + 5,170 g/t silver (340.4 g/t gold equivalent*).

MD1226 intersected 1.81 m (5.9 ft) at 162.0 g/t gold + 2,316 g/t silver (200.6 g/t gold equivalent*), including 0.71 m (2.3 ft) at 374.0 g/t gold + 3,869 g/t silver (438.5 g/t gold equivalent*).

The new drilling results define high grade to bonanza gold-silver grades over a 350 m (1,148 ft) strike length and a vertical depth up to 240 m (787 ft). Two drill rigs are continuing to step out along the 2 kilometre (“km”) (1.2 mile) long target zone.

Bryce Roxburgh, Extorre’s co-chairman stated “The new results are clearly outstanding, and confirm the continuity of mineralization at the Zoe discovery. Our view is that Zoe has the potential to both significantly expand the scope of the mine development and extend the life of the project. Additional drilling is required, but Zoe is indeed a “game changer” for the project and we are encouraged that our geologists’ advice is that the geological structure is strong and persistent along trend."

“Significantly, drilling indicates the Zoe vein system is fully preserved and represents another “blind from surface” discovery for Cerro Moro. The very subtle surface expression of the discovery highlights the potential for similar discoveries elsewhere within the 200 square km Cerro Moro vein field."

“We also compliment our skilled exploration team, many of whom have been with us for many years and know the project and these high grade vein systems well, on their highly successful exploration efforts.”

The Zoe drill hole pattern has been broadened from 40 m (131 ft) stepouts to 80 m (262 ft) and 160 m(525 ft) stepouts.  At this point the potentially mineralized structure has been confirmed by drilling to extend over a 1,400 m (4,593 ft)strike length.

Near surface the Zoe vein appears to be somewhat narrower with little visual evidence of mineralization. However the grades in drill holes MD1229, MD1216, MD1207, MD1200 and MD1231 are significantly higher than anticipated.  Should this pattern continue, the Company will evaluate the possibility of open pit mining at Zoe similar to what is planned for the Escondida, Gabriela and Esperanza veins.

Significant drilling results from the Zoe vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1200	130.50	132.00	1.50	3.6	459	11.3	0.33
including	130.50	131.00	0.50	9.5	1,164	28.9	0.84

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1207	34.00	37.45	3.45	1.9	242	6.0	0.17
including	35.86	36.26	0.40	4.1	638	14.7	0.43
and#	65.00	69.00	4.00	1.8	312	7.0	0.20
including#	67.00	68.00	1.00	4.7	819	18.3	0.53
MD1213	136.00	144.60	8.60	39.9	4,056	107.5	3.12
including	139.90	143.70	3.80	88.9	8,737	234.5	6.80
including	142.40	143.70	1.30	171.7	14,321	410.4	11.90
MD1216	72.00	74.60	2.60	11.2	1,777	40.8	1.18
including	72.60	73.30	0.70	30.5	4,404	103.9	3.01
MD1223	184.50	191.48	6.98	3.8	268	8.3	0.24
including	185.56	186.00	0.44	11.3	1,168	30.8	0.89
and	188.42	188.90	0.48	7.7	637	18.3	0.53
and	190.22	190.70	0.48	16.0	92	17.5	0.51
MD1224	235.62	239.10	3.48	60.7	1,875	91.9	2.67
including	236.10	237.90	1.80	113.0	3,270	167.5	4.86
including	237.30	237.90	0.60	254.2	5,170	340.4	9.87
MD1226	260.05	261.86	1.81	162.0	2,316	200.6	5.82
including	261.15	261.86	0.71	374.0	3,869	438.5	12.72
MD1229	101.94	103.66	1.72	0.9	131	3.0	0.09
MD1231	141.45	144.00	2.55	2.7	194	6.0	0.17
including	142.53	143.00	0.47	5.2	348	11.0	0.32
MD1236	234.69	238.95	4.26	1.3	196	4.6	0.13
including	237.45	238.45	1.00	2.1	202	5.5	0.16

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

#The second deeper intersection in hole MD1207 is a footwall vein below the main mineralized structure. It represents a splay from a “jog” in the main structure.

Four drill rigs are operating at Cerro Moro, two at the Zoe discovery and two on other new targets and/or potential extensions to known mineralization.  Assays from the other drill sites will be released as available.

Two links are embedded in this news release – a location plan of the Zoe target (link 1) and a longitudinal section showing the drill hole array (link 2).

Quality Control and Assurance

Drill widths presented in the table above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre
In addition to the four rigs at Cerro Moro, two rigs are operating at Extorre’s 100% owned Cerro Puntudo project located 200 km (124 miles) west of Cerro Moro. Cerro Puntudo is immediately south of the Joaquin Silver Discovery owned by Coeur d’Alene Mines and Mirasol Resources.

Extorre is a Canadian public company listed on the Toronto Stock and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise approximately $32 million in cash, the Cerro Morro and Don Sixto projects, and other mineral exploration properties in Argentina.

On April 19, 2010, Extorre announced a NI 43-101 compliant mineral resource estimate for Cerro Moro:

Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (612,000 oz. gold equivalent*), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (390,000 oz. gold equivalent*)

The 612,000 ounce gold equivalent* indicated resource, has an average grade of 32.3 g/t gold equivalent*, a grade considered exceptional by industry standards. The silver contribution is high, accounting for over 40% of the metal value. Additional inferred resources of 390,000 ounces gold equivalent* are also reported from Cerro Moro.

Extorre released the results of a preliminary economic assessment (“PEA”) of the Cerro Moro Project on October 19, 2010. The PEA highlighted the robust economics of a future mine expected to produce an average of 133,500 gold equivalent* ounces annually during the first 5 years of operations. The cash cost per ounce (gold equivalent*) is estimated to be US$ 201 per ounce. Project CAPEX has been estimated at US$ 131 million (of which 21% is a VAT that is refundable after production commences). The project economics were calculated using gold and silver prices of US$ 950/ounce and US$ 16/ounce, respectively.

Extorre submitted an Environmental Impact Assessment for the Cerro Moro mine development to Santa Cruz Authorities on September 16, 2010. Mining permits and approvals for the mine are expected to be received before the end of Q2-2011.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED

Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PFS, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and

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extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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